# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southwest Gas Holdings, Inc., CIK 0001692115
CUSIP: 844895102
Title of class of securities: Common Stock, Par Value $1.00 per share
Address of issuer's principal executive offices: C/O SOUTHWEST GAS CORPORATION, 8360 S. DURANGO DRIVE, LAS VEGAS, Nevada (NV), 89113
Date of event which requires filing of this statement: 01/27/2026
Amends the filing with accession number 0001539497-26-000113
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn COO, Icahn Capital LP, 16690 Collins Avenue, PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Partners Master Fund LP (CIK 0001322827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,559,508; shared voting power 1,559,508; sole dispositive power 1,559,508; shared dispositive power 1,559,508; aggregate amount beneficially owned 1,559,508 (2.16% of the class)
- Icahn Offshore LP (CIK 0001322825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,559,508; sole dispositive power 0; shared dispositive power 1,559,508; aggregate amount beneficially owned 1,559,508 (2.16% of the class)
- Icahn Partners LP (CIK 0001313666): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,040,492; shared voting power 2,040,492; sole dispositive power 2,040,492; shared dispositive power 2,040,492; aggregate amount beneficially owned 2,040,492 (2.83% of the class)
- Icahn Onshore LP (CIK 0001322826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,040,492; sole dispositive power 0; shared dispositive power 2,040,492; aggregate amount beneficially owned 2,040,492 (2.83% of the class)
- Icahn Capital LP (CIK 0001412093): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,600,000; sole dispositive power 0; shared dispositive power 3,600,000; aggregate amount beneficially owned 3,600,000 (4.99% of the class)
- IPH GP LLC (CIK 0001412091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,600,000; sole dispositive power 0; shared dispositive power 3,600,000; aggregate amount beneficially owned 3,600,000 (4.99% of the class)
- Icahn Enterprises Holdings L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,600,000; sole dispositive power 0; shared dispositive power 3,600,000; aggregate amount beneficially owned 3,600,000 (4.99% of the class)
- Icahn Enterprises G.P. Inc. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,600,000; sole dispositive power 0; shared dispositive power 3,600,000; aggregate amount beneficially owned 3,600,000 (4.99% of the class)
- Beckton Corp. (CIK 0001080113): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,600,000; sole dispositive power 0; shared dispositive power 3,600,000; aggregate amount beneficially owned 3,600,000 (4.99% of the class)
- IEP Utility Holdings LLC (CIK 0001889149): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,600,000; sole dispositive power 0; shared dispositive power 3,600,000; aggregate amount beneficially owned 3,600,000 (4.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $1.00 per share
Name of issuer: Southwest Gas Holdings, Inc.
Address of issuer's principal executive offices: C/O SOUTHWEST GAS CORPORATION, 8360 S. DURANGO DRIVE, LAS VEGAS, Nevada (NV), 89113
Comment:
Note to Item 1.

This statement constitutes Amendment No. 17 to the Schedule 13D (as amended, the "Schedule 13D") relating to the shares of the common stock, par value $1.00 per share (the "Common Stock"), of Southwest Gas Holdings, Inc., a Delaware corporation (the "Issuer"), and hereby amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 3, 2022. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 3,600,000 shares of Common Stock, representing approximately 4.99% of the Issuer's outstanding shares of Common Stock, based on 72,183,903 shares of Common Stock outstanding as of November 21, 2025, as disclosed by the Issuer in its prospectus supplement filed with the SEC on November 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Icahn Master has sole voting and sole dispositive power with respect to 1,559,508 shares of Common Stock. Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, has shared voting power and shared dispositive power with respect to such shares. Icahn Partners has sole voting and sole dispositive power with respect to 2,040,492 shares of Common Stock. Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with respect to such shares. IEP Utility has sole voting power and sole dispositive power and shared and shared dispositive power with respect to 0 shares of Common Stock; however, IEP Utility has been included in this Schedule 13D as it is a signatory to the 2025 Agreement.
Transactions in the class effected during the past sixty days: Exhibit 1 attached hereto sets forth all transactions with respect to the Shares by any Reporting Person since January 21, 2026 (the date on which the last amendment to this Schedule 13D was filed with the SEC). Except as set forth Exhibit 1, no transactions in the shares of Common Stock were effected by any of the Reporting Persons during such period.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions reported in this Schedule 13D, as of January 29, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Transactions in Shares

## Signatures
- Icahn Partners Master Fund LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (01/29/2026)
- Icahn Offshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (01/29/2026)
- Icahn Partners LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (01/29/2026)
- Icahn Onshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (01/29/2026)
- Icahn Capital LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (01/29/2026)
- IPH GP LLC: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (01/29/2026)
- Icahn Enterprises Holdings L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (01/29/2026)
- Icahn Enterprises G.P. Inc.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (01/29/2026)
- Beckton Corp.: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (01/29/2026)
- IEP Utility Holdings LLC: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (01/29/2026)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (01/29/2026)